Sun Life Reports Second Quarter 2021 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended June 30, 2021 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended June 30, 2021, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR website at www.sedar.com, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (August 4, 2021) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the second quarter ended
June 30, 2021. Second quarter reported net income was $900 million and underlying net income(1) was $883 million.

"Sun Life delivered a strong second quarter driven by momentum in all four pillars, which reflects our ability to execute on our strategy, the priority Clients are placing on health and financial security and our continued focus on enhancing digital capabilities," said Kevin Strain, President and incoming CEO of Sun Life.

Strain added, "On behalf of our employees, advisors and partners around the world, I would like to thank Dean Connor, who will retire on August 6 after a successful 15-year career with Sun Life, including 10 years as CEO. Dean built a strong foundation for the future, including Sun Life’s entry into the alternative asset management space and our growth in Asia. He put the Client at the centre of our strategy, which included accelerating digital transformation and innovation across our businesses. Dean’s biggest legacy will be the development of our people and culture under his leadership, and we all wish Dean the very best."

	Quarterly results		Year-to-date
Profitability	Q2'21	Q2'20	2021	2020
Reported net income ($ millions)	900	519	1,837	910
Underlying net income ($ millions)(1)	883	739	1,733	1,509
Reported EPS ($)(2)	1.53	0.88	3.12	1.55
Underlying EPS ($)(1)(2)	1.50	1.26	2.95	2.57
Reported return on equity ("ROE")(1)	16.3%	9.4%	16.5%	8.3%
Underlying ROE(1)	16.0%	13.4%	15.5%	13.7%

Growth	Q2'21	Q2'20	2021	2020
Insurance sales ($ millions)(1)	710	619	1,440	1,395
Wealth sales ($ millions)(1)(3)	55,013	56,638	120,975	116,542
Value of new business ("VNB")($ millions)(1)(4)	284	206	562	459
Assets under management ("AUM")($ billions)(1)(3)	1,361	1,131	1,361	1,131

Financial Strength	Q2'21	Q4'20
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	147%	147%
Sun Life Assurance(6)	125%	127%
Financial leverage ratio (at period end)(1)	24.7%	23.5%

(1)    Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended June 30, 2021 ("Q2 2021 MD&A").
(2)    All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)    Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(4)    Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see the Non-IFRS Financial Measures section in this document.
(5)    For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in the Q2 2021 MD&A.
(6)    Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
              EARNINGS NEWS RELEASE    Second Quarter 2021         Sun Life Financial Inc.     1

Financial and Operational Highlights - Quarterly Comparison (Q2 2021 vs. Q2 2020)
Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate, with our continued progress detailed below.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)(2)
	Q2'21	Q2'20	change	Q2'21	Q2'20	change	Q2'21	Q2'20	change	Q2'21	Q2'20	change
Canada	404	117	245%	290	281	3%	196	151	30%	3,825	2,608	47%
U.S.	157	118	33%	165	123	34%	191	228	(16)%	—	—	—
Asset Management	221	223	(1)%	311	259	20%	—	—	—	47,164	51,575	(9)%
Asia	143	126	13%	152	144	6%	323	240	35%	4,024	2,455	64%
Corporate	(25)	(65)	nm(3)	(35)	(68)	nm(3)	—	—	—	—	—	—
Total	900	519	73%	883	739	19%	710	619	15%	55,013	56,638	(3)%

(1)     Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q2 2021 MD&A.
(2)    Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(3)    Not meaningful.

Reported net income was $900 million in the second quarter of 2021, an increase of $381 million compared to the same period in 2020, driven by favourable market-related impacts, primarily from changes in interest rates. Underlying net income was $883 million, an increase of $144 million or 19%, driven by business growth, a lower effective tax rate(1), and favourable credit experience. These factors were partially offset by the unfavourable impacts of foreign exchange translation, lower investing activity and unfavourable expense experience. During the second quarter of 2021, the impacts of foreign exchange translation decreased reported net income and underlying net income by $70 million and $75 million, respectively. Refer to the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.

Our reported ROE was 16.3% in the second quarter of 2021, compared to 9.4% in the same period last year. Underlying ROE was 16.0%, compared to 13.4% in the second quarter of 2020. SLF Inc. ended the quarter with a LICAT ratio of 147% and $3.2 billion in cash and other liquid assets.

On June 30, 2021, SLF Inc. issued $1 billion principal amount of Series 2021-1 Notes. The net proceeds will be used for general corporate purposes, which may include investments in subsidiaries, repayment of indebtedness and other strategic investments.

On September 29, 2021, we intend to redeem all of the $400 million Class A Non-Cumulative Preferred Shares Series 1 and all of the $325 million Class A Non-Cumulative Preferred Shares Series 2. The redemptions are subject to regulatory approval and will be funded from existing cash and other liquid assets in SLF Inc. The redemptions will result in a reduction in SLF Inc.'s LICAT ratio and financial leverage ratio of approximately three and two percentage points, respectively. Sun Life Assurance's LICAT ratio will not be impacted.

A leader in insurance and wealth solutions in our Canadian Home Market
Canada's reported net income was $404 million in the second quarter of 2021, an increase of $287 million compared to the same period in 2020, driven by favourable market-related impacts, predominately from changes in interest rates. Underlying net income was $290 million, an increase of $9 million or 3%, driven by favourable credit experience, business growth and policyholder behaviour, partially offset by lower investing activity and less favourable mortality experience. Morbidity experience in Group Benefits ("GB") was largely in line with the prior year, as benefits from pricing actions in long-term disability were offset by higher dental and paramedical claims reflecting lower activity in the prior year as a result of the COVID-19 lockdowns.

Canada insurance sales were $196 million in the second quarter of 2021, an increase of $45 million or 30% compared to the same period in 2020, driven by higher life insurance sales in our participating business. Wealth sales were $3.8 billion, an increase of $1.2 billion or 47%, driven by increased individual wealth mutual fund and Sun GIF(2) sales, and higher sales in Group Retirement Services ("GRS") reflecting retained sales, as well as increased asset consolidations and rollovers.

We continued to put our Clients at the centre of everything we do and make it easier for them to do business with us. This quarter, we augmented our predictive underwriting models with the help of advanced data and analytics, allowing Clients aged 18 to 40 to qualify for up to $5 million in life insurance coverage without the need for lab exams. This capability enhances the Client experience and provides greater flexibility.

A leader in U.S. group benefits
U.S.'s reported net income was $157 million in the second quarter of 2021, an increase of $39 million or 33% compared to the same period in 2020, driven by higher underlying net income. Underlying net income was $165 million, an increase of $42 million or 34%, driven by favourable mortality, morbidity and credit experience and higher investing activity, partially offset by unfavourable expense experience and a gain recorded in the prior year arising from the conclusion of a legal matter. Mortality experience improved as a result of lower COVID-19-related claims in employee benefits, and favourable claims experience in In-force Management. Favourable morbidity experience was driven by medical stop-loss. This was partially offset by unfavourable short-term disability experience, and higher dental claims compared to lower activity in the prior year as a result of the COVID-19 lockdowns. The trailing four-quarter after-tax profit margin for Group Benefits(3) was 8.5% as of the second quarter of 2021 compared to 7.5% as of the second quarter of 2020.

(1)    Prior year's underlying net income includes an unfavourable adjustment relating to historical Canadian tax filings and lower tax-exempt investment income.
(2)    Sun Life Guaranteed Investment Funds ("Sun GIF").
(3)    Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q2 2021 MD&A.
2    Sun Life Financial Inc.        Second Quarter 2021      EARNINGS NEWS RELEASE

U.S. insurance sales were $191 million in the second quarter of 2021, a decrease of $37 million or 16% compared to the same period in 2020, reflecting lower medical stop-loss sales, partially offset by increased employee benefits sales.

We continued to help Clients get the coverage they need through new offerings and digital capabilities. In the second quarter, FullscopeRMS announced its broadened supplemental health portfolio to help more Clients cover out-of-pocket expenses. We also expanded our online Dental Health Center capabilities enabling Clients to obtain an estimate of dental costs and access advice virtually from licensed dentists. In addition, our new core Group absence management program launched in January has already resulted in new sales covering more than 20,000 plan members. Digital enhancements in this new offering have made filing claims easier and more efficient, with online submissions up 36% compared to a year ago.

On July 1, 2021, Sun Life completed its acquisition of Pinnacle Care International, Inc. ("PinnacleCare"), which will join our U.S. medical stop-loss business. PinnacleCare provides leading health care navigation and medical intelligence services, improving the care experience, costs and outcomes for both the employee and employer.

A leader in Global Asset Management
Asset Management’s reported net income was $221 million in the second quarter of 2021, in line with the same period in 2020, as higher fair value adjustments on MFS's share-based payment awards and the impact of the UK Tax Rate Change(1) in SLC Management of $21 million were offset by the increase in underlying net income. Underlying net income was $311 million, an increase of $52 million or 20%, driven by higher average net assets ("ANA") in MFS, partially offset by higher variable compensation expenses in MFS. The pre-tax net operating profit margin ratio for MFS(2) was 39% in the second quarter of 2021, compared to 36% in the same period last year.

Asset Management ended the second quarter with $989 billion in assets under management, consisting of $820 billion (US$662 billion) in MFS and $169 billion in SLC Management. MFS reported net outflows of $7 billion (US$6 billion) and SLC Management reported net inflows of $8 billion in the second quarter of 2021. SLC Management’s net inflows were comprised of Client contributions and capital raising, totalling $11 billion, of which approximately $10 billion is fee-eligible, partially offset by outflows of $4 billion from Client withdrawals.

In the second quarter of 2021, 96%, 61% and 93% of MFS's U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

During the quarter, BentallGreenOak ("BGO") was ranked 5th in the PERE(3) 100, which ranks fund managers that raised the most institutional capital over the past five years. BGO also released their 2021 Corporate Responsibility Summary and continues to achieve top rankings in the Global Real Estate Sustainability Benchmark ("GRESB").

A leader in Asia through distribution excellence in higher growth markets
Asia's reported net income was $143 million in the second quarter of 2021, an increase of $17 million or 13% compared to the same period in 2020, driven by improved market-related impacts, reflecting favourable changes in interest rates partially offset by lower equity markets. Underlying net income was $152 million, an increase of $8 million or 6%, driven by business growth, higher new business gains and favourable credit experience. These factors were partially offset by unfavourable expense experience, the impacts of foreign exchange translation, and higher mortality from our India joint venture reflected in other experience(4).

Asia insurance sales were $323 million in the second quarter of 2021, an increase of $83 million or 35% compared to the second quarter of 2020, driven by International, the Philippines and Vietnam, partially offset by Hong Kong. Asia wealth sales were $4.0 billion, an increase of $1.6 billion or 64%, driven by mutual fund sales in India, money market sales in the Philippines, and the pension business in Hong Kong.

As part of our dedication to providing market-leading financial advice, we established a relationship with MDRT Academy(5), an association helping financial professionals accelerate their careers. This new partnership supplements Sun Life Asia’s existing elite advisor training program, the Brighter Academy, as we continue our goal of having the most respected advisors in the industry. With agents enrolled across multiple countries, Sun Life is the MDRT Academy’s largest membership company to date. In Vietnam, due to the rapid growth of our new bancassurance partnerships and the success of our agency force, Sun Life is now the 4th largest bancassurance player and the 6th largest life insurer based on sales. In Hong Kong, our mandatory provident fund offering continues to outperform the market and we are now ranked 1st in net inflows and 3rd in AUM(6).

Corporate
Corporate's reported net loss was $25 million in the second quarter of 2021, $40 million lower than the same period in 2020, driven by the change in underlying net loss of $33 million. Underlying net loss was $35 million, $33 million lower than the same period in 2020, driven by a lower effective tax rate(7), partially offset by unfavourable expense experience, lower gains on seed investments and lower investing activity in the UK.

(1)    Amounts relate to the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will be take effect for future tax periods beginning April 1, 2023 ("UK Tax Rate Change"). See section C - Profitability - 5 - Income taxes in the Q2 2021 MD&A.
(2)    Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q2 2021 MD&A.
(3)     Private Equity Real Estate ("PERE").
(4)     Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.
(5)    Million Dollar Round Table ("MDRT").
(6)     MPF Ratings Ltd.'s based on MPF Scheme Sponsor Fund Flows and Assets as at June 30, 2021.
(7)     Prior year's underlying net income includes an unfavourable adjustment relating to historical Canadian tax filings and lower tax-exempt investment income.
              EARNINGS NEWS RELEASE    Second Quarter 2021         Sun Life Financial Inc.     3

Earnings Conference Call

The Company's second quarter 2021 financial results will be reviewed at a conference call on Thursday, August 5, 2021, at 3:00 p.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors - Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q2 2022 period end. The conference call can also be accessed by phone by dialing 602-563-8756 (International) or 1-877-658-9101 (toll-free within North America) using Conference ID: 8495408. A replay of the conference call will be available from Thursday, August 5, 2021 at 6:00 p.m. ET until 6:00 p.m. ET on Thursday, August 19, 2021 by calling 404-537-3406 or 1-855-859-2056 (toll-free within North America) using Conference ID: 8495408.

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Yaniv Bitton
Manager, Corporate Communications	Vice President, Head of Investor Relations and Capital Markets
Tel: 416-988-0542	Tel: 416-979-6496
irene.poon@sunlife.com	investor_relations@sunlife.com
4    Sun Life Financial Inc.        Second Quarter 2021      EARNINGS NEWS RELEASE

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. Non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. Non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and reconciliations to the closest IFRS measures are available in the Q2 2021 MD&A under the heading M - Non-IFRS Financial Measures, our annual MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)    other adjustments:
i.certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
ii.fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
iii.acquisition, integration and restructuring costs; and
iv.other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q2'21	Q1'21	Q2'20	2021	2020
Reported net income	900	937	519	1,837	910
Market-related impacts
Equity market impacts
Impacts from equity market changes	95	67	105	162	(198)
Basis risk impacts	4	5	(46)	9	(103)
Equity market impacts	99	72	59	171	(301)
Interest rate impacts(1)
Impacts of interest rate changes	(50)	161	(123)	111	(210)
Impacts of credit spread movements	(10)	(8)	(72)	(18)	55
Impacts of swap spread movements	24	(12)	(10)	12	29
Interest rate impacts	(36)	141	(205)	105	(126)
Impacts of changes in the fair value of investment properties	28	(4)	(41)	24	(53)
Less: Market-related impacts	91	209	(187)	300	(480)
Less: Assumption changes and management actions	2	(4)	5	(2)	(48)
Other adjustments
Fair value adjustments on MFS's share-based payment awards	(52)	(44)	(24)	(96)	(14)
Acquisition, integration and restructuring(2)(3)	(13)	(74)	(14)	(87)	(56)
Other(4)(5)	(11)	—	—	(11)	(1)
Less: Total of other adjustments	(76)	(118)	(38)	(194)	(71)
Underlying net income	883	850	739	1,733	1,509
Reported EPS (diluted) ($)	1.53	1.59	0.88	3.12	1.55
Less: Market-related impacts ($)	0.16	0.37	(0.32)	0.50	(0.82)
Assumption changes and management actions ($)	—	(0.01)	0.01	—	(0.08)
Fair value adjustments on MFS's share-based payment awards ($)	(0.09)	(0.08)	(0.04)	(0.16)	(0.02)
Acquisition, integration and restructuring ($)	(0.02)	(0.13)	(0.03)	(0.15)	(0.10)
Other ($)	(0.02)	—	—	(0.02)	—
Impact of convertible securities on diluted EPS ($)	—	(0.01)	—	—	—
Underlying EPS (diluted) ($)	1.50	1.45	1.26	2.95	2.57

(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for our acquisition of a majority stake in BentallGreenOak ("BGO acquisition"), our acquisition of a majority stake in InfraRed Capital Partners ("InfraRed acquisition"), and our acquisition of a majority stake in Crescent Capital Group LP ("Crescent acquisition"), which include the unwinding of the discount for Other financial liabilities of $13 million and $14 million in the second and first quarter of 2021, respectively ($11 million and $10 million in the second and first quarter of 2020, respectively).
(3)The restructuring charge of $57 million in the first quarter of 2021 related to our strategy for our workspace and redefining the role of the office ($20 million and $28 million in the fourth quarter and first quarter of 2020, respectively).
(4)Amounts relate to the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will be take effect for future tax periods beginning April 1, 2023. As a result, reported net income decreased by $11 million in the second quarter. See section C - Profitability - 5 - Income taxes in the Q2 2021 MD&A.
(5)Certain hedges in Canada that do not qualify for hedge accounting decreased reported net income by $1 million in the first quarter of 2020.
              EARNINGS NEWS RELEASE    Second Quarter 2021         Sun Life Financial Inc.     5

2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross flows for retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. We exclude the impacts of foreign exchange translation from sales to provide greater comparability across reporting periods. There is no directly comparable IFRS measure.

Effective January 1, 2021, the methodology for Assets Under Management was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to add uncalled capital commitments not previously included. This will align SLC Management’s AUM with market conventions applied across asset classes. We have updated prior period amounts for all quarters of 2020 to reflect this change in methodology. Subsequent to the fourth quarter of 2020, increases and decreases in all capital raising, including uncalled capital commitments and fund leverage, for the aforementioned products will be reflected in gross flows, outflows and net flows as applicable. Gross flows is a component of managed fund sales and total wealth sales. Client distributions from the sale of underlying assets in closed-end funds will no longer be reported in net flows.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Effective January 1, 2021, VNB reflects a change in the timing of recognition of U.S. group policies sold or renewed with an effective date of January 1, which will recognize VNB for these policies in the prior year rather than the first quarter, to align with the timing of U.S. renewals and reported insurance sales. We have updated prior period amounts to reflect this change.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in the Q2 2021 MD&A.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Effective January 1, 2021, expected profit for U.S. group policies includes previously classified new business gains, aligning group business sources of earnings reporting across business groups. We have updated prior period amounts to reflect this change.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our sustainable investment commitments, (iii) relating to our intention to redeem on September 29, 2021, all of the $400 million Class A Non-Cumulative Preferred Shares Series 1 issued by SLF Inc. and all of the $325 million Class A Non-Cumulative Preferred Shares Series 2 issued by SLF Inc., including the related change to SLF Inc.'s LICAT ratio and financial leverage ratio, (v) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (vi) that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q2 2021 MD&A under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2020 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.
6    Sun Life Financial Inc.        Second Quarter 2021      EARNINGS NEWS RELEASE

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of $1.36 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

              EARNINGS NEWS RELEASE    Second Quarter 2021         Sun Life Financial Inc.     7